QSOUND LABS, INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 27, 2007.

This Information Circular is furnished in connection with the solicitation of proxies by the management of QSound Labs, Inc. (the “Company”) for use at the Annual and Special Meeting of Shareholders of the Company (“Meeting”).  The Meeting will be held on Friday, April 27, 2007 at the corporate head office of the Company at Suite 400 – 3115 12th Street N.E., Calgary, Alberta T2E 7J2 at 10:00 o’clock in the morning for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Information Circular (“Notice”) and at any adjournment thereof. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, as their nominee to attend and act on their behalf at the Meeting, or any adjournment thereof, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting, or any adjournment thereof, may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Company’s transfer agent, Computershare Trust Company of Canada, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 in the enclosed self-addressed envelope not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing signed by the shareholder or their attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to Computershare Trust Company of Canada, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares (“Common Shares”), an unlimited number of first preferred shares and an unlimited number of second preferred shares.  As of the date of this Information Circular 9,395,585 Common Shares are issued as fully paid and non-assessable. Each Common Share is entitled to one vote.  Shareholders of record at the close of business on the record date of March 9, 2007 will be entitled to attend and vote at the Meeting.  As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, there is no person or entity who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the issued Common Shares of the Company.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The shares represented by the enclosed proxy will be voted for or against or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions.  In the absence of such direction, such shares will be voted FOR the matters referred to in the form of proxy.

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the appointed proxyholder.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who hold Common Shares through intermediaries (such as brokers, banks, trust companies and securities dealers), or through clearing agencies of which the intermediaries are participants, and not in their own name (“Non-registered Shareholders”).  Only registered shareholders, who hold shares of the Company in their own names, or their duly appointed proxyholders can vote at the Meeting. Intermediaries or their third party mailing services, such as ADP Investor Communications Services, mail proxy materials and seek voting instructions from Non-registered Shareholders. A Non-registered Shareholder receiving a form of proxy from an intermediary or a mailing service must vote and return the proxy well in advance of the Meeting in order to have the shares voted.  Intermediaries and mailing services may also permit Non-registered Shareholders to vote via telephone or the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITORS

On October 6, 2006 Grant Thornton LLP submitted its resignation as the auditors of the Company at the request of the Company after being informed that the Company’s Board of Directors had determined, on October 6, 2006, to propose the appointment of  KPMG LLP Chartered Accountants as the Company’s auditors at the next annual meeting of shareholders.   A copy of the Notice of Change of Auditors, the response letter of KPMG LLP and the response letter of Grant Thornton LLP, are attached as Appendix A.

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP Chartered Accountants, Suite 2700, Bow Valley Square II, 205-5th Avenue SW, Calgary, Alberta T2P 4B9, as auditors of the Company to hold office until the next annual meeting of shareholders.

ELECTION OF DIRECTORS

Management intends to nominate, and the individuals named in the accompanying form of proxy intend to vote for, the persons listed below for election as directors of the Company. Each director who is elected will hold office until the close of the next annual meeting of shareholders, or until his successor is elected or appointed, unless his office is vacated earlier in accordance with the by-laws of the Company or with the provisions of the Business Corporations Act of Alberta. The following information concerning the respective nominees has been furnished by them:

Name, Address & Office Held	Principal Occupation or Employment	Date of Election or Appointment as Director	Common Shares of the Company Beneficially Owned, Directly or Indirectly or Controlled or Directed
David J. Gallagher Calgary, AB Canada	President and CEO of the Company	February 2, 1991	25,000
Stanley E. McDougall* Calgary, AB Canada	Chairman Western Crating International Ltd., an export packaging company	March 1, 2004	35,000
M. Patty Chakour* Phoenix, AZ USA	Controller TP Racing, L.L.L.P, a horse racing track and off-track betting network	March 10, 2004	0
D. Tony Stelliga* Santa Clara, CA USA	Chairman and CEO of Quellan, Inc., a designer and developer of integrated circuits for high speed communications equipment	April 29, 2005	0

*Independent directors and members of the Audit and Compensation Committees

There are no arrangements or understandings between any of the proposed nominees and any other person pursuant to which the nominee is to be elected.

AMENDMENT OF BY-LAW NO. 1

Shareholders will be asked at the Meeting to consider and if thought fit, pass, with or without amendment, a resolution confirming the amendment of By-law No. 1 of the Company.  The amended By-law will allow a shareholder’s ownership of Common Shares to be recorded and maintained on the books of the Company or its transfer agent without the issuance of a physical stock certificate (“Direct Registration Program”). The Securities and Exchange Commission has approved amendments to the rules of The Nasdaq Stock Market requiring securities listed on Nasdaq to be eligible for a Direct Registration Program operated by a clearing agency such as the one offered by The Depository Trust Corporation (“DTC”). DTC’s Direct Registration System (DRS) provides for electronic direct registration, also known as book-entry, of securities in an investor's name on the books for the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically. Instructions to transfer shares are sent via DTC’s electronic system. Under DRS, investors can elect to have their securities registered directly on the issuer’s records in book-entry form. An investor electing to hold a security in a DRS book-entry position will receive a statement from the issuer or its transfer agent evidencing ownership of the security. The investor can subsequently transfer electronically the DRS book-entry position to his/her bank or broker/dealer.

The rule change, which is effective January 1, 2008, does not require the Company to participate in a Direct Registration Program.  However, the change does require that the Common Shares are eligible for such a program.

The amended By-law was approved by the Board of Directors on March 7, 2007.  In order to be effective the amended By-law must be approved by a majority of the votes cast by shareholders voting in respect of the resolution.  Appendix B to this Circular sets out the amended section of By-law No. 1.

APPROVAL OF 2007 EQUITY COMPENSATION PLAN

FOR OFFICERS, EMPLOYEES AND CONSULTANTS

The Board of Directors has approved establishment of an equity compensation plan for officers, employees and consultants which will reserve up to 750,000 Common Shares (“2007 Plan”).  Awards consisting of stock options and stock awards may be granted under the 2007 Plan.  The 2007 Plan is attached hereto as Appendix C.  Shareholders will be asked at the Meeting to consider and, if thought fit, pass, with or without amendment and by a majority of the votes cast by shareholders voting in respect of the resolution, a resolution approving the 2007 Plan.

Summary of 2007 Plan:

Purpose

On March 7, 2007, the Board of Directors adopted the 2007 Plan, providing for the grant of stock options and stock awards to officers, employees and consultants. The 2007 Plan is subject to approval by the Company’s shareholders.

By offering incentive compensation opportunities that are competitive with those of similar enterprises, the 2007 Plan will aid in attracting and retaining persons of exceptional ability to become officers, employees and consultants of the Company and its affiliates, motivate participants to acquire a greater proprietary interest in the Company thereby further aligning their interests with those of the Company’s other shareholders, and promote the long-term financial interest of the Company and its affiliates.

Existing Plans

Under the Company’s 2006 Stock Option Plan for Outside Directors, 120,000 options remain available for the grant of stock options to outside directors.  Under the Company’s 2006 Employee Stock Option Plan 10,000 options remain available for grant to employees and consultants that are not officers or directors.  These plans will continue in effect.

Shares Available

A maximum of 750,000 Common Shares will be reserved for issuance under the 2007 Plan, subject to adjustment in the event of a reorganization, merger, stock dividend, subdivision or consolidation of shares or a similar transaction.   Common Shares subject to awards that are forfeited or terminate without vesting will be available again under the 2007 Plan.

Administration

The 2007 Plan is administered by the Compensation Committee of the Board of Directors.  With respect to awards to employees who are not officers of the Company and to consultants, the Compensation Committee may appoint a committee consisting of one or more persons to administer the Plan. The Compensation Committee or the committee so appointed, as applicable, is the “Plan Administrator”.  The Plan Administrator has full authority, subject to the provisions of the 2007 Plan, to determine, among other things, the persons to whom awards under the 2007 Plan will be made, the time or times at which such awards will be granted, the types of awards to be granted and the number of Common Shares subject to such awards, and the specific terms, conditions, performance criteria, restrictions and other provisions applicable to awards, including, but not limited to, the duration, vesting and exercise periods.

Eligibility

Awards under the 2007 Plan may be made to officers, employees and consultants of the Company and its present or future subsidiaries and affiliates.  No awards may be granted to consultants that perform capital-raising or investor relations services or that directly or indirectly maintain a market for the Common Shares.

Options

The exercise price of an option will not be less than the fair market value per Common Share on the date of grant.  Options become exercisable at the time or times, and upon such terms (including vesting), as the Plan Administrator may determine. Options expire no later than the tenth anniversary of the date of grant to the extent they are not previously exercised or forfeited.  Options may be exercised following termination of employment or contractual relationship with the Company, if for cause on the date of termination and if other than for cause for a period of thirty days (twelve months in the event of death or disability) following termination.  The foregoing time periods may be extended by the Plan Administrator.

Stock Awards

The 2007 Plan permits the Company to grant awards of Common Shares to participants.   Stock awards are granted upon such terms (including vesting), as the Plan Administrator may determine.

Vesting

Options and stock awards may be subject to vesting based on the achievement of performance objectives, such as sales, earnings per share, net earnings, gross margin and other factors established by the Plan Administrator.  Vesting may be accelerated by the Plan Administrator.  Unvested Awards will terminate immediately upon termination of a participant’s employment or contractual relationship with the Company or any affiliated company for any reason including death or disability.

Amendment

The Plan Administrator may amend the 2007 Plan and awards granted under the 2007 Plan and may condition the effectiveness of any such amendment on the receipt of shareholder approval as the Plan Administrator may consider necessary for the Company to comply with any securities, tax, market listing or other administrative or regulatory requirements.

APPROVAL OF OPTIONS

Shareholders will be asked at the Meeting to consider and, if thought fit, pass, with or without amendment, a resolution approving the grant of stock options for services rendered by a consultant.  The stock options were granted in accordance with the Company’s option granting policies as disclosed under “Options and Stock Awards” in “Report of the Compensation Committee” and were previously not submitted to shareholders pending completion of vesting. The stock options must be approved by a majority of the votes cast by shareholders voting in respect of the resolution.  Particulars of the option grant is as follows:

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on date of Grant	Expiry Date
Aksys Networks, Inc.	April 1, 2004	50,000	$2.05 U.S.	$2.05 U.S.	April 1, 2009

STATEMENT OF EXECUTIVE COMPENSATION

Compensation

The following table sets forth, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer in 2004, 2005 and 2006:

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name & Principal Position	Year	Salary	Other Annual Compensation	Common Shares Under Options Granted	All Other Compensation
David J. Gallagher[1] President & CEO	2006 2005 2004	$211,314 U.S. $197,854 U.S. $184,432 U.S.	nil nil nil	nil nil nil	nil nil nil

1  Mr. Gallagher’s salary for 2004, 2005 and 2006 was $240,000 Cdn.

Options

The following table sets forth information on the exercise of options during 2006, and on the year-end value of outstanding options, for Mr. Gallagher.

Options Exercised During the Most Recently Completed Financial Year and Year-End Value of  Oustanding Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
David J. Gallagher President & CEO	35,000	158,705 U.S.	466,000 / 0	1,719,121 U.S. / 0 U.S.

Pension Plan

Mr. Gallagher participates in a registered individual pension plan (“Pension Plan”). The following table sets forth the annual pension payable to Mr. Gallagher under the terms of the Pension Plan.

Remuneration $	Years of Service
	15	20	25
172,267 U.S.	36,000 Cdn.	49,000 Cdn.	61,000 Cdn.

As at December 31, 2006, 18 years of service have been credited under the Pension Plan for Mr. Gallagher. Benefits under the Pension Plan, which are based on 2% of salary to the yearly maximum allowable under the Income Tax Act and indexed after 2004, are computed on a straight life annuity basis and are not subject to any deductions for social security or other offset amounts.

Employment Contracts

The Company has entered into an employment contract dated October 1, 2002 with Mr. David J. Gallagher.  Mr. Gallagher’s contract provides for salary, discretionary bonuses if approved by the Board, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability, Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Pension Plan is also payable in the foregoing circumstances and in the event of retirement prior to the age of 65.  Mr. Gallagher’s employment contract was renewed on September 30, 2005 for a further two year term. If there is a change in control of the Company Mr. Gallagher is entitled to vesting of any unvested options.

Report of the Compensation Committee

Objectives  The objectives of the compensation program for executive officers are to attract, motivate and retain highly qualified individuals capable of carrying out the Company's goals of improving corporate performance and increasing shareholder value. A combination of salary, long term incentive stock options and bonus plans is used to provide both a competitive rate of base remuneration and an incentive to achieve corporate goals.  Generally, the Compensation Committee places more emphasis on incentive stock options than on salary or bonus plans.  This reflects the Committee’s belief that compensation should ultimately reflect the efforts and contributions of executive officers in the achievement of corporate goals.  Since compensation derived from stock options is potentially greater than compensation derived from either salary or bonuses, executive officers are more highly motivated and will be rewarded for their contributions to corporate achievements.

Salary  The Compensation Committee determines the salary component of the compensation package for executive officers on the basis of a number of factors including the level of responsibility, experience, salary ranges for similar positions in comparable companies, previous compensation, individual performance and overall corporate performance. The Compensation Committee considers compensation information from other North American companies of similar size and scope of business and establishes base salaries at similar or lower levels.

Options and Stock Awards  The Board of Directors or the Compensation Committee may in its discretion from time to time grant options and stock awards to officers, directors, key employees and persons or companies providing services for the Company.  Pursuant to the Nasdaq Stock Market, all such grants made by the Company to officers, directors, employees and consultants require the approval of shareholders of the Company, unless the grants are made under an equity compensation plan that has been approved by shareholders. To date the Company has not granted any stock awards. If the 2007 Equity Compensation Plan is approved by shareholders at the Meeting, options as well as stock awards may be granted under that plan.  In addition, options may be granted to outside directors under the 2006 Stock Option Plan for Outside Directors and to employees and consultants that are not officers or directors under the Company’s 2006 Employee Stock Option Plan, both of which plans have received shareholder approval.  (See “Approval of 2007 Equity Compensation Plan for Officers, Employees and Consultants”.)

In determining the size and vesting provisions of option and stock award grants, the factors considered are the individual's performance, achievement of objectives, responsibilities, base salary level, previous option grants and the overall corporate performance of the Company.

Bonus Plans  Bonus plans are established from time to time and payment of bonuses is dependent upon achievement of performance objectives related to revenue or increased shareholder value.  No bonuses were paid to executive officers in 2006.

Compensation of CEO  The base salary payable to Mr. David J. Gallagher, President and Chief Executive Officer of the Company since June, 1992, is determined using the same methods used to determine compensation arrangements for other executive officers.  In reviewing Mr. Gallagher’s compensation the Compensation Committee takes the following factors, among others, into consideration:

•

the duties and responsibilities of the CEO

•

performance of the Company

•

experience and skills of the CEO

•

historical salary and option grants

•

salaries and options of CEO’s of peer companies

The Compensation Committee concluded that Mr. Gallagher’s current salary, which was lower in 2006 than the range of the peer group’s base salaries paid to CEO’s, is appropriate.  With regard to equity compensation awards, the Compensation Committee considers the methods used to determine such awards to other executive officers, and in addition considers Mr. Gallagher’s unique skills and experience, his achievement of past successes and his ability to secure future opportunities for the Company.  No equity compensation awards were granted to Mr. Gallagher in 2006.  In December 2005, the Committee determined that certain outstanding options be amended by extending the expiry dates by five years.  Options to purchase

165,810 common shares at the exercise price of  $0.47 which were to expire on December 2, 2006 are granted under the Company’s 1998 Stock Option Plan and the amendment did not require shareholder approval.  At the meeting of shareholders held on April 28, 2006 shareholders approved the amendment of options to purchase 235,190 common shares at the exercise price of $1.04, which were to expire on July 22, 2006.

Composition of the Compensation Committee

The three directors who were members of the Compensation Committee during 2006 were Ms. M. Patty Chakour and Messrs. Stanley E. McDougall and D. Tony Stelliga. These directors, none of whom were officers of the Company, were also members of the Audit Committee.

Submitted by the Compensation Committee

Indebtedness of Directors, Executive Officers and Senior Officers

Since January 1, 2006 no director, executive officer or senior officer of the Company has been indebted to the Company, except for routine indebtedness.

Compensation of Directors

On May 1, 2006 the Company granted 10,000 options exercisable for 5 years at the exercise price of $5.02 U.S. to each of the independent directors, namely Ms. M. Patty Chakour and Messrs. Stanley E. McDougall and D. Tony Stelliga. These options, which vest at the rate of 2500 options every three months beginning on the date of grant, were approved by the shareholders of the Company at the meeting of shareholders which took place on April 28, 2006.  In addition, the outside directors received cash compensation in the aggregate amount of $26,000 U.S.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares of the Company (assuming a $100 investment was made on December 31, 2001) with the cumulative total return of the Nasdaq U.S. & Foreign Index and an index of one peer company selected by the Company, assuming reinvestment of dividends where applicable.  The peer company index consists of the audio enhancement company SRS Labs, Inc.  This peer company index is subject to change from time to time as the Company or its competitors change their focus or undergo other significant changes, or as new competitors emerge.

	2001	2002	2003	2004	2005	2006
QSound Labs, Inc.	100.00	254.55	251.52	1,271.21	628.79	712.12
Industry Index	100.00	85.12	257.02	172.18	181.27	298.07
Nasdaq U.S. & Foreign	100.00	68.81	103.79	112.93	115.49	127.41

Securities Authorized for Issuance Under Equity Compensation Plans

The following table discloses information about stock options issued to employees under the Company’s stock option plan, stock options issued to employees, consultants and directors outside of the stock option plan, and outstanding warrants.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity Compensation Plans approved by securityholders	440,657	$ 1.64	130,000
Equity Compensation Plans not approved by securityholders	1,105,173	$ 4.33	0
Total	1,545,830	$ 3.56

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular with respect to the election of directors and the approval of the 2007 Equity Compensation Plan for Officers, Employees and Consultants, no director or senior officer of the Company at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10 percent of the voting rights attached to the Common Shares of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s Corporate Government Disclosure is set out in Appendix D to this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company including financial information as set out in the Company’s comparative audited consolidated Financial Statements for the year ended December 31, 2006 and annual MD&A, are available as filed with Canadian securities regulators on SEDAR at www.sedar.com, as filed with the U. S. Securities and Exchange Commission on EDGAR at www.sec.gov, and on the Company’s web site www.qsound.com.  Copies may also be obtained by contacting the Company’s Corporate Secretary at 400 – 3115 12th Street NE, Calgary, AB T2E 7J2 or at legal@qsound.com.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated:    March 12th, 2007

“David J. Gallagher”

 President and CEO

APPENDIX A

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102

To:

Grant Thornton LLP

Sun Life Plaza, East Tower, Suite 1000

112 - 4th Avenue S.W.

Calgary, Alberta T2P 0H3

And To:

KPMG LLP

Suite 2700

Bow Valley Square II

205 - 5th Avenue SW

Calgary, Alberta T2P 4B9

Grant Thornton LLP (“Former Auditor”) submitted its resignation as the auditors of QSound Labs, Inc. (the “Company”) at the request of the Company after being informed that the Company’s Board of Directors had determined, on October 6, 2006, to propose the appointment of  KPMG LLP Chartered Accountants (“Successor Auditor”) as the Company’s auditors at the next annual meeting of shareholders.   The Former Auditor’s resignation is effective October 6, 2006 and has been accepted by the Company.  The Successor Auditor has been appointed as the Company’s auditor effective October 6, 2006.

The Audit Committee and the Board of Directors considered and approved the resignation of the Former Auditor and the appointment of the Successor Auditor.

There were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the period commencing on January 1, 2004 and ending on the date hereof.  Further, during this period there were no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102.

DATED this 12 day of October, 2006

/s/ David Gallagher

David Gallagher

President

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

October 13, 2006

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

**Attention: Continuous Disclosure**

Dear Sirs:

**RE: QSound Labs, Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102**

We have reviewed the Corporation's Notice of Change of Auditor dated October 12, 2006.

We advise that we agree with the information contained in the above mentioned Notice based on our knowledge of that information at this time.

Yours truly,

Grant Thornton LLP

Chartered Accountants
Calgary, Alberta

#2904-000

Suite 1000
112 - 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

KPMG

**KPMG LLP**
**Chartered Accountants**
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

October 24, 2006

**British Columbia Securities Commission**
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

**Alberta Securities Commission**
4th Floor, 300 – 5 Avenue SW
Calgary, AB T2P 3C4

**Ontario Securities Commission**
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs:

**Re: QSound Labs, Inc. (the "Company")**

Pursuant to Section 4.11 of National instrument 51-102 Continuous Disclosure Obligations (NI 51-102"), we hereby confirm we have read the Notice of Change of Auditor of the Company dated October 12, 2006 and based on our current knowledge, we are in agreement with the information contained in such notice.

We understand that the Notice of Change of Auditor, together with this letter, will be filed with the above securities regulatory authorities and mailed to all shareholders of the Company and we hereby consent to such filing and mailing.

Yours very truly,

KPMG LLP

Chartered Accountants
Calgary, Canada

APPENDIX B

Section 60. of By-law No. 1 is amended by adding the words underlined below:

Surrender of Security Certificates.  Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until either; i) a duly executed transfer in respect thereof has been presented for registration; or ii) the transfer of ownership is conducted electronically in accordance with the provisions of a direct registration system operated by a clearing agency approved by applicable regulatory authorities.

APPENDIX C

QSOUND LABS, INC.

2007

EQUITY COMPENSATION PLAN

FOR OFFICERS, EMPLOYEES AND CONSULTANTS

This Equity Compensation  Plan (“Plan”) provides for equity compensation awards which may be made to officers, employees and consultants of QSound Labs, Inc. (“Company”).  Awards may be in the form of options to acquire common shares and stock awards.

1.

Purpose and Prior Plans

1.1

Purpose  The purposes of the Plan are to attract and retain the services of persons of exceptional ability as officers, employees and consultants of the Company, to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to promote the long-term best interests of the Company.

1.2

Prior Plans  The Company’s 2006 Stock Option Plan for Outside Directors and 2006 Employee Stock Option Plan shall remain in effect and stock options may continue to be granted under the plans.

2.

Definitions

2.1

“Awards” means, individually and collectively as the case and context requires, Options and Stock Awards.

2.2

“Board” means the Board of Directors of the Company.

2.3

“Fair Market Value” of a Share means the per Share closing sales price (or the closing bid if no sales are reported) on the NASDAQ Stock Market on the date of the grant of the Award.

2.4

“Option” means an option to purchase Shares granted to Participant pursuant to Article 6 hereof.

2.5

“Option Agreement” means an agreement between the Company and a Participant evidencing the terms and conditions of an Option grant to the Participant.   Each Option Agreement shall be subject to the terms and conditions of the Plan.

2.6

“Participant” means an officer, employee or consultant who holds an Award granted or issued pursuant  to the Plan.

2.7

“Plan Administrator” means the Compensation Committee of the Board, or the Committee established under Section 4.2 hereof, as the context requires.

2.8

“Shares” means common shares of the Company.

2.9

“Stock Awards” means an award of Shares granted to a Participant pursuant to Article 7 hereof.

2.10

“Stock Award Agreement” means an agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant to the Participant.   Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

3.

Shares Subject to the Plan

3.1

Maximum Number of Shares  The maximum aggregate number of Shares that may be issued under the Plan is 750,000, subject to adjustment as set out in Article 14 hereof.

3.2

Shares Subject to the Plan  Shares subject to the Plan may be authorized but unissued, or reacquired, Shares.  Shares that are subject to Awards that terminate, lapse, fail to vest or are cancelled or forfeited shall be available again for grant under the Plan.

4.

Administration

4.1

Compensation Committee  The Plan will be administered by the Compensation Committee of the Board.   The Compensation Committee shall have the authority and discretion to (i) construe and interpret the Plan; (ii) define the terms used in the Plan; (iii) prescribe, amend and rescind the rules and regulations relating to the Plan; (iv) correct any defect, supply any omission or reconcile any inconsistency in the Plan; (v) grant Awards under the Plan; (vi) determine the Participants to whom Awards will be granted under the Plan; (vii) determine the types of Awards and the number of Shares covered by the Awards; (viii) subject to the terms of the Plan, determine all other terms and conditions of the Awards, including cancellation or suspension of Awards; and (ix) make all other determinations and interpretations necessary and advisable for the administration of the Plan. All decisions, determinations and interpretations made by the Compensation Committee will be binding and conclusive on all Participants and on their legal representatives, heirs and beneficiaries.

4.2

Delegation   With respect to Awards to Participants that are not officers of the Company, the Compensation Committee may, in its discretion, establish a committee composed of one (1) or more other persons to administer the Plan (the “Committee”), which Committee will have all of the powers and authority vested in the Compensation Committee hereunder.  The member(s) of any such Committee will serve at the pleasure of the Compensation Committee.

4.3

Plan Administrator  Any action may be taken by a written instrument signed by the sole member or by all of the members of the Plan Administrator and any action so taken will be fully effective as if it had been taken at a meeting. All decisions, determinations and interpretations made by the Plan Administrator will be binding and conclusive on all Participants in the Plan and on their legal representatives, heirs and beneficiaries.

5.

Eligibility

5.1

Eligibility  Awards may be granted to officers, employees and consultants (excluding consultants that perform capital-raising or investor relations services or that directly or indirectly promote or maintain a market for the Shares) of the Company and any parent or subsidiary of the Company as the Plan Administrator may select.

6.

Options

6.1

Grant of Options  The Plan Administrator may in its sole discretion grant Options to a Participant subject to such terms and conditions as are set out in an Option Agreement evidencing such grant.

6.2

Option Agreement  Each  Option Agreement must state the date of grant, the number of Shares to which it pertains, the exercise price, vesting provisions (if any) and the expiration date of the Option (which date must not be lather than ten (10) years from the date of grant of the Option).

6.3

Exercise Price  The exercise price must be not less than Fair Market Value.

6.4

Termination of Vested Options  Vested Options will terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

a.

the expiration of the Option;

b.

the date of a Participant’s termination of employment or contractual relationship with the Company or any affiliated company for cause (as determined in the sole discretion of the Plan Administrator);

c.

thirty (30) days after the date of notice given by either the Company or the Participant to the other party, of termination of employment or contractual relationship with the Company or any affiliated company for any reason whatsoever other than cause, death or Disability (as defined in subsection d. below) unless the exercise period is extended by the Plan Administrator until a date not later than the expiration date of the Option; or

d.

the expiration of one year from termination of a Participant’s employment or contractual relationship with the Company or any affiliated company by reason of death or Disability (as defined below) unless the exercise period is extended by the Plan Administrator until a date not later that the expiration date of the Option. Upon the death of a Participant, any vested Options held by the Participant will be exercisable only by the person or persons to whom such Participant’s rights under such Option will pass by the Participant’s will or by the laws of descent and distribution of the state or country of the Participant’s domicile at the time of death and only until such Options terminate as provided above.  For purposes of the Plan, unless otherwise defined in the Agreement, “Disability” means medically determinable physical or mental impairment which  has lasted or can be expected to last for a continuous period of not less than twelve (12) months or that can be expected to result in death.  The Plan Administrator will determine whether a Participant has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator.  Upon making a determination of Disability, the Plan Administrator will, for purpose of the Plan, determine the date of an Participant’s  termination of employment or contractual relationship.

7.

Stock Awards

7.1

Grant of Stock Award  The Plan Administrator may in its sole discretion grant, or grant the right to purchase, Shares to a Participant subject to such terms and conditions as are set out in a Stock Award Agreement evidencing such grant.

7.2

Stock Award Agreement  Each  Stock Award Agreement must state the date of grant, the number of  Shares to which it pertains, the Share price and vesting provisions (if any).

7.3

Issuance of Shares  At the date of each vesting of a Stock Award or portion thereof, the Company shall issue to a Participant either a certificate or an electronic registration representing the number of Shares subject to each such vesting.

8.

Vesting of Awards

8.1

Vesting Schedule  At the time of the grant of an Award, the Plan Administrator may designate a vesting schedule for each Award.  The vesting schedule may be based on the achievement of performance objectives established by the Plan Administrator.  Performance objectives may be expressed in terms including but not limited to one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, cash and cash equivalents, gross margin or the Company’s performance relative to its internal business plan.  Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated  basis), an affiliated company, or a subdivision, operating unit, product or product line of either of the foregoing.  Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range.

8.2

Acceleration of Vesting  The vesting of one or more outstanding Awards may be accelerated by the Plan Administrator at such time and in such amounts as it determines in its sole discretion.

8.3

Termination of Unvested Awards  Unless accelerated in accordance with Section 8.2 above, unvested Awards will terminate immediately upon termination of a Participant’s employment or contractual relationship with the Company or any affiliated company for any reason whatsoever including death or Disability.  For purposes of the Plan, transfer or employment between or among the Company and/or any affiliated company will not be deemed to constitute a termination of employment or contractual relationship with the Company or affiliated company.  For purposes of this section, employment will be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator).  The foregoing notwithstanding, employment will not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee’s re-employment rights are guaranteed by statute or by contract.

9.

Consideration and Payment

9.1

Consideration  Awards may be granted for no cash consideration or for cash or other consideration as may be determined by the Plan Administrator or required by applicable law.

9.2

Purchase of Shares  Shares purchasable pursuant to Awards may be purchased by giving written notice to the Company, which notice will specify the Award under which the Shares are being purchased and the number of Shares to be purchased.

9.3

Payment for Shares  Participants may pay for all or any part of the cash portion of the aggregate exercise price or purchase price of Shares by complying with any payment mechanism approved by the Plan Administrator at the time of exercise.

10.

Rights as a Shareholder

10.1

No Rights as a Shareholder  A Participant will have no rights as a shareholder with respect to any Shares covered by an Award until the Participant becomes a record holder of such Shares.  Subject to the provisions in Article 14 hereof, no rights will accrue to a Participant and no adjustment will be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, Shares for which the record date is prior to the date the Participant becomes a record holder of the Shares covered by the Award.

11.

Transfer of Award

11.1

Transfer  Awards granted under the Plan and the rights and privileges conferred by the Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution or pursuant to a qualified domestic relation order, and will not be subject  to execution, attachment or similar process; provided however, that any Agreement may provide or be amended to provide that an Award to which it relates is transferable without payment of consideration to trusts or partnerships or limited liability companies established exclusively for the benefit of the Participant.  Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Award or of any right or privilege conferred by the Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by the Plan, such Award will thereupon terminate and become null and void.

12.

Securities Regulation

12.1

Compliance  Shares will not be issued with respect to an Award unless the purchase, issuance and delivery of such Shares comply with all relevant provisions of law, including, without limitation, any applicable Canadian provincial or U.S. state or federal securities laws, the rules and regulations thereunder and the requirements of the NASDAQ Stock Market, and such issuance will be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exception from registration for the issuance and sale of such Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under the Plan, will relieve the Company of any liability with respect to the non-issuance of such Shares.

12.2

Participant Representations  As a condition to the purchase of Shares pursuant to an Award, the Plan Administrator may require the Participant to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares.  At the option of the Plan Administrator, a stop-transfer order against such Shares may be placed on the books and records of the Company and its transfer agent, and a legend indicating that the Shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates or attached to the electronic registration representing such Shares in order to assure an exemption from registration.  The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with any applicable Canadian provincial or U.S. state or federal securities laws. THE COMPANY HAS NO OBLIGATION TO REGISTER THE SHARES PURCHASABLE PURSUANT TO AWARDS.

13.

Tax Withholding

13.1

Tax Withholding  The Participant must pay to the Company by certified or cashiers check, promptly upon the purchase of Shares or, if later, the date that the amount of such obligations becomes determinable, all applicable Canadian and US  federal, provincial, state, local and foreign withholding taxes (“Taxes”) that the Plan Administrator, in its discretion, determines to result upon the purchase of Shares or from a transfer or other disposition of Shares acquired pursuant to an Award or otherwise related to an Award or Shares acquired in connection with an Award. Upon approval of the Plan Administrator, a Participant may satisfy such obligation by complying with any other payment mechanism approved by the Plan Administrator from time to time.  The Company may take such action as it deems appropriate to withhold or collect from a Participant unpaid Taxes.

13.2

Delivery of Shares  The issuance, transfer or delivery of certificates or electronic registration of Shares may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of the federal, provincial, and state securities laws and the withholding provisions of applicable tax laws have been met.

14.

Reorganization and Stock Dividend

14.1

Reorganization and Stock Dividends If i) the Company is at any time involved in any merger, reorganization, consolidation or amalgamation; ii) the Company declares a dividend payable in, or subdivides or combines, its Shares; or iii) any other event with substantially the same effect occurs, the Plan Administrator will, subject to applicable law, with respect to each outstanding Award, proportionately adjust the number of shares of Shares subject to such Award and/or the exercise or purchase price per Share so as to preserve the rights of the Participant substantially proportionate to the rights of the Participant prior to such event, and to the extent that such action includes an increase or decrease in the number of Shares subject to outstanding Awards, the number of shares available under Section 3.1 of the Plan will be increased or decreased, as the case may be, proportionately, and all such adjustments determined by the Plan Administrator shall be final, binding and conclusive.

14.2

Adjustments  The foregoing adjustments will be made by the Plan Administrator, or by any successor administrator of the Plan, or by the applicable terms of any assumption or substitution document.

14.3

No Affect  The grant of an Award will not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

15.

Term of Plan

15.1

Term of Plan  Awards may be granted by the Plan Administrator from time to time on or after the date on which the Plan is effective and until the Plan is terminated by the Board in its sole discretion.  Termination of the Plan will not terminate any Award granted prior to such termination.

16.

No Obligation to Purchase Shares

16.1

No Obligation to Purchase  The grant of an Award will impose no obligation upon the Participant to purchase Shares.

17.

No Right to Awards or Employment

17.1

No Rights to Awards  The Plan Administrator will determine whether or not any Awards are to be granted under the Plan in its sole discretion, and nothing contained in the Plan will be construed as giving any person any right  to participate under the Plan.  The grant of an Award will no way constitute any form of agreement or understanding binding on the Company, express or implied, that the Company will employ or contract with a Participant for any length of time, nor will it interfere with the Company’s or any affiliated company’s right to terminate a Participant’s employment at or contractual relationship with the Company or any affiliated company at any time, which right is hereby reserved.

18.

Application of Funds

18.1

Use of Funds  The proceeds received by the Company from the sale of Shares issued pursuant to Awards will be used for general corporate purposes, unless otherwise directed by the Board.

19.

Indemnification of Plan Administrator

19.1

Indemnification  The Plan Administrator will be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorney’s fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, the Plan or any Award granted under the Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the  Company), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for willful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator will, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same.

20.

Amendment of Plan

20.1

Amendment  The Plan Administrator may, at any time, modify or amend the Plan or modify or amend Awards granted under the Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided however, no amendment with respect to an outstanding Award which has the effect of reducing the benefits afforded to the Participant thereof will be made over the objection of such Participant, further provided, that the events triggering acceleration of vesting of outstanding Awards may be modified, expanded or eliminated without the consent of Participant.  The Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Company to comply with or to avail the Company and/or the Participants of the benefits of any securities, tax, market listing or other administrative or regulatory requirements.

21.

Miscellaneous

21.1

Governing Law and Arbitration  The internal law of the Province of Alberta shall govern all questions concerning the validity, construction and effect of the Plan or any Award or Award Agreement.   Any controversy arising out of or relating to this Plan or any Award or Award Agreement shall be finally resolved by arbitration pursuant to the Simplified Arbitration Rules of the ADR Institute of Canada.  The place of arbitration shall be Calgary, Alberta.

21.2

Severability  If any provision of the Plan or any Award or Award Agreement is wholly or partially invalid unenforceable, the Plan Administrator shall put in place a valid or enforceable provision that as nearly as possible reflects the terms of the invalid or unenforceable provision.

22.

Shareholder Approval

22.1

Shareholder Approval   The Plan is subject to the approval of shareholders of the Company.

Effective Date:                April 27, 2007.

APPENDIX D

CORPORATE GOVERNANCE DISCLOSURE

1.

Board of Directors

(a) Disclose the identity of directors who are independent.

M. Patty Chakour, Stanley E. McDougall and D. Tony Stelliga are independent directors.

(b) Disclose the identity of directors who are not independent, and describe the basis for the determination.

David J. Gallagher, President and CEO of the Company, is not an independent director.

(c) Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Three of the four members of the Board are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Not applicable.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussions among its independent directors.

The independent directors hold regularly scheduled meetings where non-independent directors and members of management are not in attendance.  Since the beginning of the Company’s fiscal year ended December 31, 2006 until the date of this Information Circular the independent directors met seven times.

(f) Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company currently does not have a formally appointed chairman of the Board.  Meetings of the Board may be convened by the President or by any director. Meetings of the Board are generally convened by Mr. Gallagher, and meetings of the independent directors are convened by Ms. Chakour.  Mr. Gallagher acts as chairman at meetings of the Board.  The Board believes that leadership for its independent directors is provided through the meetings of independent directors that are regularly scheduled to take place at least quarterly, and that are lead by Ms. Chakour or by another independent director who may be appointed on an ad hoc basis.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Director	Board Meeting	Committee Meeting
David J. Gallagher	4
M. Patty Chakour	4	9
Stanley E. McDougall	4	9
D. Tony Stelliga	4	9

2.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board does not have a written mandate. The Board carries out those duties and responsibilities as are mandated under relevant legislation and as are required to adhere to principles of good corporate governance. The overriding responsibility of the Board is to supervise the management of the business and affairs of the Company.  Members of the Board must act honestly and in good faith with a view to the best interests of the Company and must exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances.  The Board meets at least four times per year, and may meet more often if the business of the Company so necessitates.

The Board is responsible for adopting a strategic planning process for the Company, reviewing and approving management’s strategic plan, and monitoring performance under the plan.  The Board identifies major business risks and ensures that there are processes in place to manage the risks.  The Board also reviews and approves, among other things, annual financial statements, major business transactions, financings, capital and operating budgets.

3.

Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board does not have a formal chairman and thus has not developed a written position description.  Mr. Gallagher acts as chairman of the Board and in this capacity he ensures that the responsibilities of the Board are understood by the members and are carried out effectively.  Together with the other directors and members of management, Mr. Gallagher establishes the agenda for each board meeting and ensures that all business in the agendas is discussed and resolved as appropriate.

Under the Company’s audit committee charter, the chairman of the audit committee is responsible to schedule all audit committee meetings and to provide the committee with a meeting agenda.  Ms. Chakour is the chairman of the Company’s audit committee.  Ms. Chakour also acted as chairman of meetings of the compensation committee which took place in 2006.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The CEO does not have a written position description.  Mr. Gallagher, the Company’s President and CEO, is responsible in his capacity as CEO to provide effective leadership and vision to manage and grow the Company responsibly and in the best interests of the shareholders.  The CEO ensures development of the strategic plan for the Company, serves as the principal spokesman for the Company, provides general day-to-day supervision and management of the Company in accordance with guidelines established by the Board and fosters ethical and fair behavior on the part of management.  The CEO also communicates regularly with the Board, and carries out such other duties as may be appropriate for the position and as are assigned by the Board.

4.

Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

i) the role of the board, its committees and its directors, and

 ii) the nature and operations of the issuer’s business.

New Board members are introduced to the role of the Board, committees and directors through a combination of verbal communications and written materials prepared by the Company. These communications and materials include information about Board responsibilities under the Alberta Business Corporations Act, the Nasdaq Stock Market and the Sarbanes-Oxley Act of 2002.  Board members are educated on corporate governance guidelines, directors’ duties including duties of loyalty, good faith, care, diligence and skill, principles surrounding continuous disclosure, insider trading and reporting, and liabilities of directors.  Management briefs new directors on the Company’s business, and new directors tour the Company’s facilities.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not provide formal continuing education for directors.  However, the Company does from time to time, as new matters relevant to the responsibilities of directors or to the Company’s business arise, provide additional materials and verbal communications to the Board.  In the past year such new information has focused primarily on corporate governance issues.

5.

Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

i) disclose how a person or company may obtain a copy of the code;

ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has a written Code of Ethics adopted in March, 2004.  The Code is available on the Company’s web site, and as well as has been filed on SEDAR and EDGAR.  Each employee, officer and director of the Company is required to sign a certificate certifying compliance with the Code of Ethics.  The Code of Ethics requires that violations be reported to the Company’s Ethics Officer for investigation and, if appropriate, escalation to the CEO or chairman of the audit committee.  There has been no conduct on the part of any director or officer that would constitute a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board adheres to the provisions of the Alberta Business Corporations Act, which require that a director disclose in writing (or request to have entered into the minutes) the nature and extent of the director’s interest in a material contract or transaction with the Company. Further, the director is prohibited from voting on a resolution to approve the contract (with some exceptions, such as a contract relating primarily to the director’s compensation).

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code of Ethics, the Board has approved a securities trading policy for directors and officers that seeks to promote compliance with Canadian and U.S. laws that prohibit trading in the Company’s stock when in possession of material undisclosed information.  The policy also establishes black-out periods that prohibit trading prior to the release of financial information by the Company.

The audit committee of the Board has adopted a whistleblower policy which outlines procedures to deal with receipt and treatment of complaints, including anonymous and confidential submissions by employees, relating to auditing and accounting matters.  Retaliation against any employee who submits such a complaint is prohibited under the policy.

6.

Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Board has adopted procedures to address the nominating of new directors.  Director nominees must be selected or recommended for the Board’s selection by a majority of independent directors, who take into consideration factors such as business experience, industry knowledge, skill, diversity and experience with publicly traded companies.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a nominating committee, but has adopted procedures addressing the nomination of new directors by a majority of independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Under the nominating procedures, the independent directors are charged with making recommendations as to the size of the Board or any committee, identifying qualified individuals as nominees, and making annual evaluations and recommendations as to the Board’s operations.  The independent directors are authorized to retain outside consultants and advisers.

7.

Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The compensation committee of the Board is charged with the annual review of compensation of officers and directors, in accordance with the committee’s charter.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board has a compensation committee composed entirely of independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operations of the compensation committee.

The compensation committee provides assistance to the Board to adopt an effective compensation program for officers and key executives that will attract, motivate and retain superior talent and reward performance.  The committee develops compensation guidelines and evaluates compensation data for peer companies.  The committee reviews and approves goals and objectives relevant to CEO compensation, and annually reviews the CEO’s compensation in light of those goals and objectives.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The compensation committee has not retained a consultant or advisor since the beginning of its fiscal year ended December 31, 2006 until the date of this Information Circular.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board does not have any other standing committees.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Under the Board’s nominating procedures, the independent directors are charged with leading the Board in an annual performance evaluation and making recommendations for improvements of the Board’s operations.  To date the independent directors have not initiated a formal evaluation process.  Due to the small membership of the Board,  the independent directors believe that each director has ample opportunity to assess the other directors at Board and committee meetings held throughout the year.

QSOUND LABS, INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding of QSound and its subsidiaries financial performance during the periods presented and significant trends that may impact the future performance of QSound. This discussion should be read in conjunction with the consolidated financial statements of QSound Labs, Inc. for the years ended December 31 2006, 2005 and 2004 and the related notes thereto.

The selected financial data presented below is presented in United States dollars and in accordance with Canadian GAAP. For a discussion of the principle differences between QSound’s financial results as calculated under U.S. GAAP, see note 17 to the consolidated financial statements of QSound.

Overview

QSound Labs is a developer and provider of software solutions for audio, voice and e-commerce applications. We operate our business through three different operating units; QSound Labs, the parent company; its wholly-owned subsidiary QTelNet Inc; and its wholly-owned subsidiary QCommerce Inc.

Audio Business Unit

Our Audio business unit develops and licenses audio solutions to the world’s leading manufacturers of consumer products as well as semiconductor solution providers for these products. Specifically, these are products for the mobile phone, home theatre, video gaming, portable audio and computer markets. Revenues from this business unit comprised 90%, 84% and 82% of total consolidated revenues in fiscal 2006, 2005 and 2004 and are derived primarily through licensing fees,  non-recurring engineering  fees and per unit royalty agreements.

Telephony Business Unit

Our Telephony business unit develops and distributes IP Telephony products which are targeted for the small business environment. Revenues from this business unit comprised 2%, 4% and 7% of total consolidated revenues in fiscal 2006, 2005 and 2004 and are derived from product sales to distributors.

E-Commerce Business Unit

Our E-Commerce business unit provides electronic commerce services, such as on-line storefront hosting and shopping carts, to small businesses. Revenues from this business unit comprised 8%, 12% and 11% of total consolidated revenues in fiscal 2006, 2005 and 2004 and are comprised primarily of monthly subscription fees.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its consolidated financial statements.

Stock-based Compensation

As of January 1, 2003, the Company adopted prospectively the fair value based method of accounting for stock options, which means that the amount expensed in each period for common share options granted to employees, officers and directors is the fair value of the options, calculated using the Black-Scholes option pricing model net of estimated forfeitures amortized over the vesting period of the options. Compensation expense of $381,000 was recorded in 2006, (2005: $135,000; 2004 $320,000).

Convertible Notes

1

The fair value of the equity component of the convertible notes and the warrants issued as part of the agreement were calculated using the Black-Scholes option pricing model which incorporated estimates of expected term.

A.  Operating Results

In 2006 the Company’s net loss narrowed to $1,734,224 ($0.19 per share) compared to $2,550,708 ($0.30 per share) and $1,925,946 ($0.25 per share) in 2005 and 2004, respectively.

QSound’s strategic decision to focus on its audio business segment and more specifically positioning its technology for the mobile device market has led to the narrowing of the loss as the Company is beginning to see increases in its recurring royalty revenues from its licensees. The Company also continues to seek out new licensees from which we derive up front licensing fees and non-recurring engineering fees as compensation for customization, integration support and specific engineering requirements.

This strategic repositioning, which saw revenue decrease to $1,543,240 in 2005 from $2,213,178 in 2004,  has meant that 2006 has seen both an increase in total revenue to $1,989,030 and a further departure from the more recent revenue generators, namely product sales. Moving to a more royalty and license fee derived revenue stream has also resulted in the gross margin increasing consistently over the years 2004 through to 2006 (81%, 88% and 98% respectively). The following table sets out the consolidated operating data as a percentage of total revenue for the three years ending December 31, 2006, 2005 and 2004.

	2006	2005	2004
Royalty, Licenses and Engineering Fees	85%	68%	53%
Product Sales	15	32	47
Total Revenue	100	100	100
Cost of product sales	2	12	19
Gross Margin	98	88	81
Expenses:
Marketing	58	62	57
Operations	7	14	11
Product Engineering	41	66	43
Administration	49	57	36
Foreign Exchange Loss	1	-	2
Amortization	16	23	21
Impairment of assets	8	34	-
Total Expenses	180	256	170
Loss before other items	(82)	(168)	(89)
Other Items:
Interest Income	(4)	(4)	(4)
Interest on convertible debt	3	-	-
Accretion of debt discount	2	-	-
Loss before taxes	(83)	(164)	(85)
Taxes	3	2	1
Net loss	(86)	(166)	(86)

A continuing factor throughout the Company’s results for the three years ended December 31 2006, 2005 and 2004 is the continuing weakening (13% over the period 2004 to 2006) of the US dollar. Whilst this has no effect on the reported revenues, as revenue is invoiced and collected in United States Dollars it does, however, impact reported expenses. This is because most of the operations are located in Canada and the majority of expenses are paid in Canadian dollars, and as such reported expenses are affected by the Canadian / United States exchange rate. During fiscal 2006, 2005 and 2004, this had a negative impact on the our total operating expenses.

Discussion and analysis

Below we provide information on the significant line items in our statement of operations for the past three fiscal years, as well as analysis of the changes year-on-year.

2

Revenues

	2006	2005	2004
Royalties, licenses and engineering fees ($ 000)	$ 1,693	$ 1,056	$ 1,162
Change year-on-year	60%	(9%)	49%

The increase in licensing and royalty revenues from 2005 to 2006 arose from both increasing recurring royalty revenues and license fees resultant from new license agreements. Royalty revenues are derived from licensee’s sales of mobile devices incorporating microQ technology. During 2006 royalty revenue increased to $630,000 (2005: $345,000, 2004: $534,000) from 22 licensees compared to 17 in 2005 and 13 in 2004. The royalties in 2004 were uplifted by $173,000 due to royalties received relating to hearing aid technology. The Company has not received royalties relating to this technology in 2005 or 2006. The Company continued to achieve new license wins which attract license and engineering fees resulting in license and engineering fees totaling $1,063,000 during 2006 (2005: $ 711,000, 2004: $628,000). The increase is reflective of an increase in the negotiated fee level, as the number of licensees attracting license and engineering fees has remained constant throughout the reported periods (2006: 12, 2005: 14, 2004: 13), together with fees received for the new voice chat conferencing system.

Product Sales

	2006	2005	2004
Product Sales ($ 000)	$ 296	$ 487	$ 1,051
Change year-on-year	(39%)	(54%)	(17%)

The continuing decrease between 2005 and 2006 is attributable to a number of factors.

Demand for our analog integrated circuits has further decreased as demand for digital enabled products has increased, to the extent that in 2006 there were no analog chip sales, accounting for $115,000 of the $191,000 product sales decline.  The move from analog integrated circuits to digital enabled products was first encountered in 2005 when sales of this product fell by 67% ($216,000) over 2004.

Sales to one of our distribution partners who has accounted for 34%, 27% and 30% of the product sales revenue in 2006, 2005 and 2004 respectively, has continued to see declining sales during 2006. The impact on the Company is a reduction in revenue of $30,000 in 2006 over 2005.

Sales in our telephony division continued to decline in 2006. Revenues fell by 44% (2005: 62% decline, 2004: 20% decline) from $55,000 to $31,000 during 2006. This decline was expected as the anticipated product launch scheduled to occur during 2005 was abandoned.

The final factor in the decrease of product sales has been the continued decrease in revenues from our e-commerce business unit. This business unit continues to receive no investment in marketing activities resulting in a continuing decline in subscriptions. The year on year decline has, however, slowed as a core subscription plateau is reached. Revenues from this business sector for 2006 were $158,000 (2005: $183,000, 2004: $245,000)

Expenses

	2006	2005	2004
Marketing ($000)	$ 1,158	$ 1,000	$ 1,251
Change year-on-year	16%	(20%)	(4%)

As a result of the strategic realignment to focus more on the audio business segment marketing expenditures grew during 2006 as the Company increased the level of marketing support for its microQ software technology. This increased support was mainly through hiring of new personnel in the later part of the year, together with an increased presence at international trade shows, most notably in Asia. The declines shown for 2005 and 2004 relate to cutbacks in marketing support for the telephony business segment, with the large decline in 2005 primarily as a result of the closure of our sales and marketing office.

	2006	2005	2004
Product Engineering ($ 000)	$ 819	$ 952	$ 964
Change year-on-year	(14%)	17%	16%

3

Both 2004 and 2005 had increased levels of activity due to introduction of the microQ software technology which is reflected in the expense levels for these two years. During 2006, the Company has seen continued high levels of activity relating to microQ software projects, as reflected with increasing license fee revenue. However, the continuing decline in telephony and e-commerce revenue has meant further reductions in engineering support for these business segments, to the extent where any engineering support for the existing product lines is now minimal, thus accounting for the overall reduction in engineering costs.

	2006	2005	2004
Administration ($000)	$ 972	$ 883	$ 801
Change year-on-year	10%	10%	38%

Administration costs have increased in 2006 primarily due to an increase in compensation expenses. The Company has seen both its non-cash stock based compensation and salaries and recruitment costs increase over the prior year. This is in addition to the fact that the US Dollar has further weakened during the year making the Canadian cost base more expensive, which contributed to the increase in costs reported in 2005 compared to 2004.

	2006	2005	2004
($000)
Impairment of Property and Equipment	$ 168	$ 90	–
Impairment of Intangible Assets	–	$ 428	–

At December 31, 2006 management evaluated its Telephony business segment assets for impairment and determined that the carrying value of these assets was not recoverable, resulting in an impairment of $168,000 being recorded. This impairment was in addition to the $518,000 recorded in 2005 on specific Internet telephony assets.

Summary of Quarterly Financial Data

The unaudited selected quarterly financial data presented below is presented in United States dollars and in accordance with Canadian GAAP as is follows:

	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	476,744	401,044	262,437	403,015	673,770	430,168	341,687	543,405
Net Loss	(375,147)	(481,160)	(1,219,178)	(475,223)	(200,351)	(491,072)	(533,020)	(509,781)
Loss per share	(0.04)	(0.06)	(0.14)	(0.06)	(0.02)	(0.06)	(0.06)	(0.05)

As the Company’s recurring royalty revenue continues to grow quarter over quarter, revenue levels are primarily affected by any large license or non-recurring engineering fees that have been negotiated within the license agreements.

Sales for the quarter ended December 31, 2006 increased 35% to $543,405 from $403,015 for quarter ended December 31, 2005 reflecting both an increase in license fees (361%) and recurring royalty revenue (59%). Net loss was $509,781 or $0.05 per share (basic) for the quarter ended December 31, 2006, compared to $475,223 or $0.06 per share for the quarter ended December 31, 2005. The improvement is driven by increased revenues as expenses remained comparable at $959,641 with the previous year ($939,488).

Due to continuing product launches by licensees during 2006, revenues for the quarter ended December 31, 2006 increased 59% from $341,687 to $543,405, reflecting both an increase in license fees (119%) and recurring royalty revenue (45%). Net loss was $509,781 or $0.05 per share (basic) compared to $533,020 or $0.06 per share for the quarter ended September 30, 2006. The narrowing of the loss being driven by the net effect of increased revenues balanced by higher marketing expenses, resultant from hiring new marketing personnel during the quarter ended December 31, 2006.

As part of the year end close and audit process accounting the Company determined, in accordance with Section 3860 of the CICA Handbook, that a component of the convertible notes should have been classified as equity rather than as a liability. The cash proceeds of the notes were allocated to the components based on initial fair values. Accordingly the Company has recorded $340,826 within equity at December 31, 2006.

4

Restatement of “Reconciliation to U.S. GAAP” note for 2006 quarterly financial statements

As described in Note 6 to the Consolidated Financial Statements, the Company entered into a Convertible Promissory Note Agreement on March  27, 2006.

Initially, the Company determined that the conversion feature of the Promissory Note met the criteria of an embedded derivative in accordance with Statement of Financial Accounting Standards No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, (“SFAS 133”) and paragraphs 12-32 of EITF-0019. Accordingly, the conversion feature of the debt was bifurcated and accounted for as a derivative. As a result the Company recorded the conversion feature as  a liability on the balance sheet and incurred a one time interest charge of $224,633 in the income statement.

During discussions at the year-end audit, it came to management’s attention that reference should be made to all of the discussions within EITF-0019 and on this basis, the conversion feature met the scope exemption requirements of paragraph 11 of SFAS 133 and accordingly should not have been treated as a derivative. As a result, the Company now has recorded the conversion feature as equity and there is no interest charge required.

Over the term of the convertible note, the original accounting would have resulted in a non-cash charge to earnings of $1,224,633 as compared to a non-cash charge of $920,000 on a restated basis. The net effect of this restatement for 2006 is an increase in shareholders’ equity of $369,958.

The tables below present a restatement of the Reconciliation to U.S. GAAP note for the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006.

Three months ended	September 30, 2006	June 30, 2006	March 31, 2006
Net loss for the period as reported in accordance
with Canadian GAAP	$ (533,019)	$ (491,072)	$ (200,351)
Amortization of deferred development costs	–	–	20,218
Amortization of debt discount	10,658	10,546	463
Net loss under US GAAP	$ (522,361)	$ (480,526)	$ (179,670)
Loss per share (basic and diluted) under US GAAP	$ (0.06)	$ (0.05)	$ (0.02)

Excerpts from Balance Sheets:
	As reported
	in accordance with		Under
March 31, 2006	Canadian GAAP	Differences	US GAAP
Convertible debt	$ 345,490	$ (273,045)	$ 72,445
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,365,547	272,582	2,638,129
Deficit	(46,452,627)	(262,248)	(46,714,875)
	As reported
	in accordance with		Under
June 30, 2006	Canadian GAAP	Differences	US GAAP
Convertible debt	$ 360,129	$ (283,591)	$ 76,538
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,478,591	272,582	2,751,173
Deficit	(46,943,699)	(251,702)	(47,195,401)
	As reported
	in accordance with		Under
September 30, 2006	Canadian GAAP	Differences	US GAAP
Convertible debt	$ 374,995	$ (294,252)	$ 80,743
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,555,561	272,582	2,828,143
Deficit	(47,476,718)	(241,041)	(47,717,759)

5

B.  Liquidity and Capital Resources

As at December 31, 2006 we had cash and cash equivalents of $2,316,476.  This is an increase of $1,093,747 (89%) over the balance at December 31, 2005 of $1,222,729. $708,652 (2005: $1,594,557) of cash was used in operations during the 2006 fiscal year with non-cash working capital decreasing by $181,317 during the year to $88,642 from $269,959 in 2005.  Financing activities generated $1,857,883 in cash during fiscal 2006 (2005: $165,008) from the exercise of options and the issuance of the convertible loan note.

Cash used in investing activities decreased to $55,484 in 2006 (2005: $675,265). The high level in 2005 was attributable to the investment the Company made in the development of software.

At December 31, 2006 we had working capital resources available of $2,405,118 (2005: $1,492,688). Management feels that with our current cash on hand and anticipated cash flows from operations we have sufficient capital to carry out our business plan for 2007.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2006, 2005 and 2004 we continued our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. This work is in part carried out through work with our licensees and business partners through integration of our technology into their products and also through joint venture projects. In 2006 and 2005 continued development and refinement of the Company’s microQ scalable software engine was the main “in house” focus. In 2004 the Company’s efforts were mainly centred on microQ and the QVE audio engine. The Company’s audio research and development costs were $813,839 in 2006, $948,580 in 2005 and $962,340 in 2004. Also during 2006 and 2005, the Company, through participation in a venture arrangement, undertook development of a voice chat conferencing system, incurring costs of $39,500 and $352,750 respectively. These costs have been capitalized and from 2006, when commercial production commenced, will be amortized over the useful economic life of the asset.  The Company has three patent applications, two of which were filed in 2003 and 2005, in progress, as well as further applications in development.  (See “Intellectual Property” under Item 4 of this Annual Report.)

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the performance of our products. There were no research and development activities in 2006, with expenditures in 2005 and 2004 totalling $32,872 and $39,032 respectively relating to upgrading of products.

Internet Telephony Business:  Subsequent to the abandoning of a telephony project in 2005 the Company has not incurred any further research and development expenses within its telephony business segment. During 2005 the Company incurred expenditures of $112,387 (2004: $561,192) relating to this project. Due to the abandonment of the project an impairment charge totaling $518,207 was booked as the Company determined that the carrying value of the project assets were not recoverable. However, further to resolution of legal proceedings with the project developer during 2006, the Company now has possession of the assets and fully intends to use these in the future.  In 2004 the Company had further expenditures of $138,812 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.

Share Capital

During the 2006 fiscal year, our share capital increased from 8,661,985 common shares with a book value of $45,979,055 to 9,375,585 common shares with a book value of $47,208,942.  The main reason for the increase of 713,600 shares was as a result of 500,000 warrants being exercised for cash of $520,000, with the remainder of the increase being attributable to the exercise of stock options for cash of $353,600.  Other changes in the book value are from a reclassification from warrants and contributed surplus on the exercise of the warrants and stock options of $372,005 and the payment of financing costs in cash of $15,718.

During 2005 fiscal year, our share capital increased from 8,404,085 common shares with a total book value of $45,792,526 to 8,661,985 common shares with a book value of $45,979,055.  The increase of 257,900 shares was a result of the exercise of stock options for cash of $201,000.

6

As at December 31, 2006 the Company had 981,700 options outstanding at exercise prices ranging from $0.47 to $5.33 and expiring at various times up to 2015.  Further details on stock options outstanding can be found in Note 10 to the financial statements.

Subsequent to the year end and up to February 28, 2007, 20,000 stock options have been exercised for total cash consideration of $72,300 and reclassification from contributed surplus of $37,269. This brings the total shares outstanding at the date of this Annual Report to 9,395,585 with a book value of $47,318,511 and reduces the total options outstanding to 961,700.

During 2006 400,000 common share purchase warrants were issued as part of the convertible loan note transaction (see below). The fair value of the warrants, determined to be $340,826 using the Black-Scholes Pricing Model, was charged to warrants within shareholder’s equity.

As at December 31, 2006, the Company had 614,130 common share purchase warrants outstanding.  These warrants entitle the holder to acquire one common share of the Company for $4.50 to $9.12 per share.  Further details on warrants outstanding can be found in Note 8 to the financial statements.

Convertible Note

On March 27, 2006, the Company issued $1,000,000 in convertible notes and 400,000 related share purchase warrants (as previously described). The notes are due in five years and bear interest at the US prime rate payable quarterly in arrears.

The notes are convertible at the option of the holders at any time and from time to time into common stock of the Company at a conversion price of $3.25 per share. Additionally, in the event that the Company issues securities convertible into common stock at a price less than this conversion price, the conversion price shall be immediately adjusted to the price at which such securities were issued.

The warrants issued are each exercisable into one common share at an exercise price of $4.50 per share until March 27, 2011.

The warrants also contain provisions to adjust the exercise price in the event that the Company issues securities convertible into shares at a price less than the then applicable exercise price, in which case the exercise price shall be reduced to the same terms as the convertible securities issued.  At the date of this Annual Report there are no market related conditions that would automatically cause the conversion price to decrease.

The convertible note is a financial instrument comprising both an equity component and a liability component, which together with the warrants have been fair valued on initial recognition. Fair value of the equity component and the warrants were calculated using the Black-Scholes pricing model, and the fair value of the liability component was calculated as the present value of the principal and interest payments. The total cash proceeds have been allocated to these components on a pro-rata basis using these calculated fair values. The fair value of the warrants and equity component of the convertible note were calculated using the Black-Scholes pricing model.

As a result of the fair value on initial recognition $340,826 and $314,396 have been allocated to warrants and the equity component respectively, with the remaining $344,778 being shown within liabilities. The amounts initially allocated to the convertible notes will be accreted to the notes’ fair value over its term of five years.

D.  Trends

The continuing growth in the mobile device market and the increasing adoption of audio features for this market has been the single most important trend for audio IP suppliers during the past three years. The Company has focused primarily on this market segment during this period. Specifically, the focus has been on the largest segment of this market – mobile phones. High-end phones are now shipping with the capability of offering mobile TV, downloadable music and video game services all of which require audio processing. All phones require the capability to play ring tones.

As the mobile device market continues to be driven by Asian growth, the Company derives an increasing percentage of total audio revenue from Asia. To date, the majority of revenue derived from this market segment has been license fees and custom engineering fees.  This has continued to be the case during 2006 with revenues from this source totaling $1,063,000 (2005: $711,000, 2004: $628,000) with the split between geographic segments as outlined:

2006

2005

2004

Asia

    71%

   43%

     30%

US

    29

    48

     48

7

Europe

      -

      7

     11

Canada

      -

      -

       8

Other

      -

      2

       3

The Company anticipates that it will continue to acquire new licensees through marketing of existing audio and voice IP, together with development of new technology.

Most of the Company’s license agreements incorporate per unit royalties. Significant recurring royalty revenue began in the fourth quarter of 2005 and the Company saw quarter on quarter growth throughout 2006 in its recurring royalty revenues from the mobile device market, growing to $630,000 (2005: $345,000, 2004: $362,000). With continuing product launches by our Asian licensees the percentage of recurring royalties received from Asia has had increasing influence on this revenue as a whole.

2006

2005

2004

Asia

    43%

    42%

    37%

US

    56

    55

    60

Other

      1

      3

      3

With the continued signing of new licensees the Company believes that as these licensees introduce new mobile devices to the market it will result in continuing growth in recurring royalty revenues, with an increasing percentage being derived from Asia.

As the Company will continue to focus its development and marketing efforts on providing audio and voice IP to OEMs in 2007, its other business segments, e-commerce and IP telephony, are expected to continue at current performance levels.

With the increased focus on marketing its microQ software technology, the Company believes that marketing expenditure will increase in 2007. This is directly attributable to increased compensation levels as a result of new hires in the latter part of 2006, together with an increased presence at international trade shows.

Other costs will not be affected through the increase in revenues as they mostly comprise fixed compensation and travel expenses.

The Company has no plans for any major capital expenditures.

E.  Off-Balance Sheet Arrangements

We are not a party to and we do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

less

more

than 1

1-3

3-5

than 5

Contractual Obligations

Total

year

years

years

years

$

$

$

$

$

Long-term Debt Obligations

1,349,438

82,500

165,000

1,101,938

-

Capital (Finance) Lease Obligations

-

-

-

-

-

Operating Lease Obligations

203,131

96,847

106,284

-

-

Purchase Obligations

-

-

-

-

-

Other Long-Term Liabilities

-

-

-

-

-

G.  Safe Harbour

This document and other documents filed by the Company with the SEC contain certain forward-looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statement.

8